Exhibit 107

Calculation of Filing Fee Tables

SC TO-T

(Form Type)

Forma Therapeutics Holdings, Inc.

(Name of Subject Company - Issuer)

NNUS New Dev, Inc.

(Names of Filing Persons - Offeror)

Novo Nordisk A/S

(Names of Filing Persons - Parent of Offeror)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$1,057,816,522.89*	0.0000927	$98,060
Fees Previously Paid	$0.00		$98,060
Total Transaction Valuation	$1,057,816,522.89
Total Fees Due for Filing			$98,060
Total Fees Previously Paid			$98,060
Total Fee Offsets			$0.00
Net Fee Due			$0.00
*

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was estimated based on the sum of (a) the product of 47,866,342 shares of common stock issued and outstanding and $20.00 per share; (b) the product of 4,758,321 shares of common stock underlying outstanding options, with exercise prices less than $20.00, and $13.60, which is the difference between $20.00 and the weighted average exercise price of $6.40 per share of the underlying outstanding stock options; (c) the product of 1,788,906 shares of common stock underlying outstanding restricted stock unit awards and $20.00 per share. The calculation of the filing fee is based on information provided by Forma Therapeutics Holdings, Inc., as of September 13, 2022.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued on August 23, 2021, by multiplying the transaction valuation by 0.0000927.